August 20, 2008

Mr. Matthew C. Osborne
Vice President
Winton Futures Fund, L.P. (US)
c/o Altegris Portfolio Management, Inc.
1202 Bergen Parkway, Suite 212
Evergreen, CO 80439

>   **Re: Winton Futures Fund, L.P. (US)**
>   **Form 10**
>   **Filed July 30, 2008**
>   **File No. 0-53348**

Dear Mr. Osborne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

Item 1: Business

Narrative Description of Business

(i) General, page 3

3.   We note you are registering "Interests" of a limited partnership and that the Interests themselves are divided into three classes. It appears that you are, in fact, selling three separate classes of securities. Please advise us why you believe it is appropriate to only register Interests of the limited partnership.

(iii) The Advisor, page 4

4.   Please revise the disclosure to briefly describe the Advisor's experience in trading and investing in international futures, options and forward markets. Please quantify the number of accounts managed by your Advisor and its affiliates that use the same proprietary trading model.

(v) Use of Proceeds, page 6

5.   Please briefly describe the market factors that could cause the percentage of assets used as initial margin to change significantly.

Changes, page 6

6.   We refer to your statement on page 9 that the General Partner in its sole discretion may charge fees to certain limited partners that differ from the disclosed fee schedule. Please discuss under what circumstances the General Partner may elect to charge these fees and what limited partners may be affected.

Conflicts of Interest

Other Commodity Pools, page 11

7.   You state that the General Partner may have a financial incentive to favor other pools. Please expand your disclosure to discuss under what conditions the General Partner may favor other pools.

Item 2: Financial Information

General

8.   Please update your financial information and financial statements to comply with Rule 3-12 of Regulation S-X.

Item 9: Market Price of Dividends on the Registrant's Common Equity….

(b) Holders, page 25

9.   Please include the percentage of Class A, Class B and Institutional Interests issued and outstanding as of a recent date.

Item 11: Description of Registrant's Securities to be Registered

Redemption Provisions, page 27

10.   We note that there is no trading market for your Interests and that limited partners may require you to redeem some or all of their Interest in the Partnership as of the end of any month on fifteen days' prior written notice to APM Funds. Please disclose whether the limited partners must pay a redemption fee when requiring you to redeem their interests. Further, please note whether you provide a special redemption period should the pool experience a decline to less than 50 percent of its value.

11.   We note that you or APM Funds may call or redeem the Interests held by the limited partners. Please revise your disclosure to discuss under what circumstances you or APM Funds may call for the redemption of the limited partners' Interests. Please explain how you will determine which Interests will be redeemed and whether redemptions will be conducted on a pro rata basis.

Item 13. Financial Statements and Supplementary Data

Winton Futures Fund, L.P. (US) Financial Statements for Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page A-1

12.   We note that the report of your independent registered public accounting firm reflects that their audit of Winton Futures Fund was conducted in accordance with US-GAAS. Issuers, as defined in PCAOB Rule 1001(i)(iii), must obtain an audit in accordance with

the standards of the PCAOB-US. Please obtain an audit report that indicates that the audits were conducted in accordance with the standards of the PCAOB-US.

Statements of Changes in Partners Capital, page A-6

13.   We note that you provide balances for your Class A, Class B and Special Interests. We further note that your limited partner Interests as described in the "Item 1: Business" section are classified as Class A, Class B and Institutional Interests. Please clarify if the reference in your financial statements to Special Interests is intended to mean Institutional Interests or, alternatively, please describe what constitutes a Special Interest.

Statements of Cash Flows, page A-7

14.   Please ensure that your balances for Cash, at end of year, per your Statements of Cash Flows, reconcile to your Statements of Financial Condition for each period-end presented.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Capital Accounts and Allocation of Income and Losses, page A-8

15.   We note that you account for subscriptions, allocations and redemptions on a per partner capital account basis. Therefore, please clarify to us how you use specific identification to value each partner capital account, of which as of July 1, 2008 you indicate there were 1,249 holders of interests. If you do not use specific identification and do not consider yourself a nonunitized fund, please disclose earnings and net asset values for each class of your limited partnership interests or tell us why you have elected to not do so. In your response, please cite accounting literature relied upon, including reference to the AICPA Audit and Accounting Guide: Investment Companies as of May 1, 2008.

Note 2 – Agreements and Related Parties

General Partner Management Fee, page A-10

16.   We refer to your statement that "[t]he General Partner may declare any limited partner a "Special Limited Partner" and the management fees or incentive fees charged to any such partner may be different than those charged to other limited partners." Please disclose how a Special Limited Partner differs from a limited partner, under what circumstances your General Partner would declare a Special Limited Partner, and how the fee structure for a Special Limited Partner differs from that of the limited partners.

Winton Futures Fund, L.P. (US) Financial Statements for Period Ended March 31, 2008

Statement of Financial Condition, page B-1

17.   Please provide the balance sheet, as well as the Condensed Schedule of Investments, as of the end of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Nathan A. Howell, Esq.
        Sidley Austin LLP
        Via facsimile (312) 853-7036